 Exhibit 11

Code of Ethics and Business Conduct

TTI Team Telecom International Ltd.

Code of Ethics and Business Conduct

Last updated: February 17, 2004

IMPORTANT: This Code is designed to implement the laws to which we are all subject, but it may, in some aspects, go beyond legal obligations. In addition, this Code does not, and does not purport to, contain any legal advice. To the extent the laws applicable to you are more strict than the standards that apply to you pursuant to this Code, this Code is not purported to derogate from such laws.  In the event of any inconsistency between this Code and any law applicable to you, the latter will govern. Lastly, this Code is designed solely for the benefit of TTI and none of the provisions of this Code are intended to provide any rights or remedies to any person other than TTI and its successors and assigns (if any).

I.              Our Code of Ethics and Business Conduct

The value of uncompromising integrity and strict compliance with applicable laws are the foundations of our relationships with our customers, business partners, shareholders and among one another. We must ensure that these values are a key element of the TTI culture.

This Code of Ethics and Business Conduct, which we refer to as this “Code,” is intended to have our directors, officers and employees appreciate the importance we place on ethical business conduct and to map out the kind of company we want to be. In particular, the purpose of this Code is to establish policies and guidelines that ensure that and/or promote:

•	honest and ethical conduct, including the ethical handling of conflicts of interest;

•	full, fair, accurate and timely disclosure in public communications made by us;

•	compliance with applicable laws and regulations;

•	corporate opportunities are seized by TTI (rather than by individuals for personal gain);

•	the confidentiality of information entrusted to our directors, officers and employees;

•	lawful dealing with customers, suppliers, competitors and employees;

•	protection and proper use of TTI’s assets;

•	enforcement and compliance with this Code; and

•	prompt reporting of violations of this Code.

This Code applies to all the employees, officers and directors of TTI Team Telecom International Ltd. and its affiliates, which we refer to from time to time as “you,” “TTI personnel,” “TTI people,” or “people of TTI.”

What should I do if this Code is not clear to me?   If you have any questions about this Code or if you face any dilemmas in connection herewith, please talk to your supervisor or the Vice President of Human Resources. We may also choose to issue from time to time additional policy memoranda that will further explain or clarify the standards and guidelines in this Code.

Will this Code be updated? This Code may be modified or supplemented from time to time, in which case we will furnish to you the modification or supplement.
Where can I find this Code? A copy of this Code is available on our intranet Website or upon request from the Human Resources department.

II.            Integrity and Ethical Conduct

Ethics are defined as a set of moral principles or rules of conduct. This Code and your compliance with it will assist you to appreciate the manner in which to do business in TTI and will assist TTI to prevent wrongdoing. We expect that you will uphold these principles but since this Code does not purport to provide answers to all questions that might arise, we must rely on you to exercise common sense and good judgment of what is right, including a sense of when it is proper for you to seek guidance from others.

Avoid Conflicts of Interest

Although you are generally free to engage in personal business and other activities outside TTI outside ordinary business hours, this freedom is not unlimited and you should generally avoid conflicts of interest. A “conflict of interest” occurs whenever your personal interests interfere or may interfere in any way, or appear to interfere, with the best interests of TTI.

What should I do if I cannot avoid a conflict of interest?   You should promptly bring it to the attention of your supervisor, in writing if so requested, who will, if deemed appropriate under the circumstances, notify our Legal Department. Directors and officers of TTI are also required to comply with additional procedures pursuant to applicable law, if any.

Can I receive or give gifts?   We recognize that small business gestures are part of doing business in a civilized way and that, when operating globally, sensitivity to cultural differences must be maintained. Nevertheless, you should apply common sense to any gratuity. For the avoidance of doubt, you may not receive gifts or favors in significant value from, or grant the same to, vendors, suppliers, customers and other business associates. Any form of bribe or other benefit restricted by law are strictly prohibited.

Can I use my position to help friends (or family members) to do business with TTI?   We do not wish to intrude on your personal life, but as you can imagine, your help involves a conflict of interest that should be avoided. However, it may well be the case that your friend represents a good business opportunity for us and there is no sense in losing it. If this is the case, you should report the conflict to your superior as described above and abstain from being unduly involved in the decision process. Please note that in some cases, such as if you are our director or officer, we may require that the matter will be brought to consideration of our Audit Committee, Board of Directors or even the shareholders.

Can TTI provide me with loans?  We believe that, in general, providing loans or guarantees to our people for personal reasons may sometimes present a conflict of interest. In general, we will not permit such loans to officers and directors. Loans to other employees will be considered on a case-by-case basis only.

III.           Full and Fair Public Disclosure

We are a Public Company

TTI is a public company and our shares are listed for trading on the Nasdaq National Market under the symbol “TTIL” This means, among other things, that:

•	we must keep our shareholders, prospective investors and the public at large, apprised of material information or developments concerning us, regardless of whether or not they are adverse to us; and

•	we cannot engage in “insider trading” or “tipping” of any sort.

Full, Fair, Accurate and Timely Disclosure

We need to ensure that public communications about material events or developments concerning us are complete, fair, accurate and broadly disseminated to the public in accordance with all applicable legal and regulatory requirements. To that end, we have implemented disclosure controls and procedures and established a special disclosure committee designed to guarantee this objective. You can assist us in achieving these goals by, among other things, complying with the following guidelines:

•	If you are responsible for preparing our public disclosures, press releases etc. or provide information to our people who are part of this process, you should do your best to make sure that such disclosure or information is full, fair and accurate.

•	We designated a limited number of spokespersons responsible for communication of material information or commenting on material developments and, if you are not one of those spokespersons, you should not publicize or leak any non-public information or respond to inquiries on any material issue.

•	TTI’s books and records, including financial statements and reports on which such financials are based, must accurately and fairly present all our transactions in reasonable detail. False and misleading entries in our books and records are strictly prohibited. Our people are expected to fully cooperate with our internal and external auditors.

Insider Trading

In the course of your employment or other connection with TTI, you may become aware of “non-public material information” about us. If you possess such information, you are subject to trading restrictions. This generally means that you cannot legally trade in our securities, or make recommendations to anyone, including your family and friends, based on such information, unless this information becomes public or otherwise, with the passage of time, becomes obsolete and stale.

If you violate insider trading laws, both you and TTI may be subject to severe civil and criminal penalties. These laws apply even to relatively small transactions.

What is considered “non-public material” information?

•      Information is “non-public” if it hasn’t been the subject of an TTI press release or other disclosure document; and

•     “Material” information is any information relating to the business and affairs of TTI (or its subsidiaries) that results in, or would reasonably be expected to result in, a change in the market price or value of TTI’s securities or about which there is a substantial likelihood that a reasonable investor would consider it important in making investment decisions. Examples of material information include, but are not limited to, major corporate acquisitions or take-over bids, financial forecasts and possible award of significant contracts.

Can you give me some more guidance?  If you are uncertain about this matter, you are encouraged to review our Insider Trading Policy and, if questions persist, consult our Chief Financial Officer before trading or “tipping.”

IV.           Compliance with Law and Regulations

Needless to say, TTI is required to comply and strictly adhere to all applicable laws, rules and regulations, in Israel and around the globe.

Knowledge of Laws

Ignorance of the law is no excuse.  As our operations are worldwide, we also must be receptive to the different local laws and rules that apply to our business. If you have any questions about how you need to behave or if you face any dilemmas in connection herewith, please talk to your supervisor or the Legal Department

Treatment of Others

The way that we treat each other and our colleagues affects the way we do business. All of us deserve a work environment where we are respected and treated with decency. This means, among other things, that:

•	we will not exploit any forced or involuntary labor;

•	we are committed to wage and benefit compensation in accordance with applicable laws;

•	each of us should respect the privacy of each other’s private lives and TTI will require you to provide information only as required to operate effectively or otherwise required by law. At the same time, employees should not expect privacy with respect to their work stations, including emails and Internet use;

•	we are an equal opportunity employer and we are committed to retaining the best individuals, without discrimination and regardless of their race, religion, gender, color or sexual orientation; and

•	we strongly reject any form of sexual harassment or other forms of harassment, and such conduct will not be tolerated.

Safety

Your health and safety as well as of our prospective customers and users of our products are valuable to us. Therefore, we are dedicated to providing a safe and healthy work environment.

Accordingly, you should immediately report to your supervisor of any safety or environmental hazards in your workplace or in our products and, heaven forbid, accidents or injuries.

V.            Conducting Our Business

Corporate Opportunities

You are entrusted with a variety of resources and a wealth of information that TTI exerted its best efforts to retain and build. Although we recognize that an employee may, at times, use some of these resources for incidental personal activities, this personal use should be kept to a minimum.

Notwithstanding the foregoing, you are prohibited from taking for yourself or your associates and relatives, opportunities that are discovered through your position or the use of TTI’s resources or information, without our prior approval. You owe a duty to advance our business interests when opportunity arises, and you are not allowed to engage in business competing with ours, unless you obtain the approval of an authorized TTI officer or a corporate body. See also with respect to “Conflict of Interest” above.

Confidentiality

Our business and technical information is our property. If we fail to protect our proprietary rights and secret know-how, we would not be able to compete. If we fail to protect the proprietary rights and secret know-how entrusted to us by others, we would not be able to maintain business relationships. Thus, you must preserve and protect the confidentiality of information entrusted to you by TTI, its business partners and customers, except where disclosure is properly authorized or legally mandated. You must also adhere to the personal confidentiality agreement that you have signed in favor of TTI. Where disclosure of confidential information of TTI is authorized, it should be disclosed only under the protection of a written confidentiality/non-disclosure agreement, unless otherwise permitted by an authorized TTI officer.

What is “confidential” information?   Broadly defined, “confidential” information is proprietary information which is not in the public domain. When you receive a document entitled “confidential” or “secret,” you can assume that it is confidential to us or our business partner. However, confidential information is not always labeled as such.

May I accept information that someone wishes to submit in confidence?    Although we can sometimes accept information under such conditions, you should be cautious when anyone wishes to share information based on an expectation that we will hold it in confidence and you should seek approval of your supervisor. Until such approval is granted, such unsolicited third-party confidential information should not be received by you, or if received, should not be opened or examined by you. If approval is denied, and you have already received such confidential information you should return the information unopened to the third party.

Be cautious!   You should be cautious when handling confidential information. For example, you should not discuss such information in elevators, taxicabs or any place where they can be overheard and not read confidential documents in public places. Such information should be disclosed only to TTI personnel who need to use or access such information, on a “need to know” basis.

Fair Dealing

Forging quality and meaningful relationships with our customers, suppliers and employees is a key to our success:

•	Stick to the truth! We must never provide untrue representations about our products and services.

•	Our suppliers and resellers are our partners! Our success is dependent on our ability to work in full cooperation with our suppliers and resellers. You must use common sense and act according to all applicable law when you deal with them.

•	Our employees are our most valuable resource! We value your work and respect your contribution to TTI. We are committed to treating you with respect and supporting your ambitions within TTI.

We believe that our products and services are competitive on their own merits, and thus we are committed to lawful contest with our competitors.

•	Compete fairly! Our activities are subject to antitrust laws and trade regulations and we and our employees may be subject to civil and criminal penalties if such laws or regulations are not observed.

Antitrust laws and trade regulations are complex and country specific – when in doubt, always seek advice from our Legal Department.

Protect our Assets

You must take care to safeguard TTI’s assets. This includes protecting them from unauthorized use and restricting any use for unlawful or improper purpose. Theft, negligence and waste have a direct impact on our profitability and you should do your best to ensure that TTI’s assets are efficiently used. All our assets, information and equipment must only be used for legitimate business purposes.

VI.           Enforcement of this Code

You are responsible!   Regardless of your role in TTI or the magnitude of your decisions, you are accountable for your decisions and should put this Code into practice. One of the reasons for our compiling this Code of Ethics and Business Conduct is to help you make the right decisions and identify the principal issues that should be considered by you. Yet, this Code cannot anticipate every possible issue that you may face and your common sense must be used.

You are not alone!   You should feel free to seek your supervisor’s assistance or even the input of our Legal Department when faced with tough choices.

You may be disciplined!   We trust that you will do your best to comply with this Code, but please bear in mind that we will take appropriate disciplinary actions for violations of this Code. Such disciplinary actions include, but are not limited to, penalties and demotions and even dismissals. Disciplinary actions may also extend to the violator’s supervisor, insofar as we determine that he or she was also at fault by his or her actions or inactions.

VII.         Report Your Concerns and Non-Compliance

You are encouraged to report violations

 If you know of, or reasonably suspect, a violation of applicable laws, rules or regulations, of this Code or other policies of TTI, including any evidence of fraud occurring in your region, business segment or unit, and that involves any employee or agent of TTI, you must immediately report such information to your supervisor, senior management or the individuals or offices listed below, as you deem appropriate.

If the matter concerns accounting or auditing issues, you may report such matter directly to our Chief Financial Officer.

Whistleblowers will be protected

Employees who make reports, in good faith, of suspected violations of applicable laws, rules or regulations, of this Code or other policies of TTI, or regarding accounting or audit issues as described above will be protected from retaliation, such as demotion or involuntary termination of employment, as a result of their reports.

A person making the report may also elect to make the report on an anonymous basis, but such reports should be very detailed or include means to contact the reporting person.

Every reported allegation of illegal or unethical behavior will be thoroughly and promptly investigated.

We will not fire, demote, threaten, harass or discriminate against any employee solely because he or she provided information, caused information to be provided or otherwise assisted in an investigation regarding any conduct by TTI that he or she reasonably believes to constitute a violation of securities laws and/or rules or federal law regarding fraud against the shareholders of TTI.

Relationship to other policies and laws

This Code of Ethics and Business Conduct is designed to ensure that you are committed to ethical business conduct and legal compliance. However, the standards embedded in this Code are not the exclusive source of guidance and information on our expectations and should be read together with other laws and policies applicable to you, whether you are an employee, officer or director.

Waivers of this Code

Any waiver of this Code of Ethics and Business Conduct for executive officers or directors of TTI may only be made with the approval of the TTI’s Board of Directors or a committee designated thereby. Any such waiver must then be disclosed to the public.

LIST OF CONTACTS Legal Department: Iris Cohen Chief Financial Officer: Israel (Eli) Ofer